Exhibit 99.8

Volaris Reports March 2019 Traffic Results: 19% Passenger Growth and 87% Load Factor

Mexico City, Mexico. April 4, 2019 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reported March 2019 and preliminary year to date traffic results.

In March 2019, capacity measured by ASMs (Available Seat Miles) increased by 13.5% vs last year, with demand measured by RPMs (Revenue Passenger Miles) showing a strong increase of 16.7%. Volaris carried 1.8 M passengers in total (19.4% increase vs last year), with load factor increasing 2.3 pp to 86.6%.

During the month, Volaris started operations on ten domestic routes from key cities Mexico City, Chihuahua, Merida, Hermosillo and Tijuana; and launched an additional ten new domestic routes for sale linking existing cities: Mexico City, Guadalajara, Chihuahua, Monterrey, Durango and Queretaro, and two international routes: between Mexico City and El Salvador; and also, Guadalajara and El Salvador.

Volaris’ President and Chief Executive Officer, Enrique Beltranena, commenting on the results, said: “Passenger demand for Volaris continues to be strong. We carried a record number of passengers for the month of March this year, despite last year´s figures including Holy week which will be in April this year. In addition, our unit revenues continue to improve as a result of our new Plus fare launch”.

The following table summarizes Volaris traffic results for the month and year to date.

	March 2019	March 2018	Variance	March YTD 2019	March YTD 2018	Variance
RPMs (in millions, scheduled & charter)
Domestic	1,234	1,037	19.0%	3,386	2,902	16.7%
International	468	422	10.9%	1,358	1,253	8.4%
Total	1,702	1,459	16.7%	4,744	4,155	14.2%
ASMs (in millions, scheduled & charter)
Domestic	1,381	1,190	16.0%	3,971	3,446	15.2%
International	584	541	8.0%	1,733	1,609	7.7%
Total	1,965	1,731	13.5%	5,704	5,055	12.8%
Load Factor (in %, scheduled)
Domestic	89.4%	87.1%	2.3 pp	85.3%	84.2%	1.1 pp
International	80.1%	78.2%	1.9 pp	78.6%	77.9%	0.7 pp
Total	86.6%	84.3%	2.3 pp	83.2%	82.2%	1.0 pp
Passengers (in thousands, scheduled & charter)
Domestic	1,469	1,212	21.2%	4,004	3,383	18.4%
International	329	294	11.8%	958	880	8.9%
Total	1,798	1,506	19.4%	4,962	4,263	16.4%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 182 and its fleet from four to 78 aircraft. Volaris offers more than 361 daily flight segments on routes that connect 40 cities in Mexico and 25 cities in the United States and Central America with one of the youngest fleet in Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for nine consecutive years. For more information, please visit: www.volaris.com

Investor Relations contact: María Elena Rodríguez & Andrea González/ Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.mx / +52 55 5246 0100